Exhibit 21.1

AMAZON.COM, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Amazon Services LLC	Nevada	100%
Amazon Digital Services, Inc.	Delaware	100%
Amazon Web Services, Inc.	Delaware	100%
Amazon EU Sàrl	Luxembourg	100%
Amazon Europe Holding Technologies SCS	Luxembourg	100%
Amazon Fulfillment Services, Inc.	Delaware	100%
Amazon Services International, Inc.	Delaware	100%
Amazon Corporate LLC	Delaware	100%
Amazon Technologies, Inc.	Nevada	100%
Amazon.com Int’l Sales, Inc.	Delaware	100%
Amazon.com LLC	Delaware	100%
Amazon.com NV Investment Holdings LLC	Nevada	100%
Amazon.com.dedc, LLC	Delaware	100%
Lovefilm UK Limited	United Kingdom	100%
NV Services, Inc.	Nevada	100%